SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 28, 2016	By	/S/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman & Chief Executive Officer

Dear Stockholder,

By now you should have received proxy materials in connection with the 2016 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. that is scheduled to be held August 12, 2016. According to our latest records, your PROXY VOTE for this very important Meeting HAS NOT YET BEEN RECEIVED.

PLEASE VOTE TODAY!

You should refer to the proxy materials previously mailed to you for additional information. If you have not received these materials, please call us immediately so that we can provide you with the materials.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” ALL PROPOSALS

Please vote your shares today so that your vote can be counted without delay. Voting is easy. You may use one of the options below to ensure that your vote is promptly recorded in time for the Annual General Meeting:

•	VOTE BY PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy voting form. Follow the instructions on your proxy card to cast your vote.

•	VOTE VIA THE INTERNET: You may cast your vote by logging onto www.proxyvote.com with the control number identified on the enclosed proxy voting form and following the instructions on the screen.

•	VOTE BY MAIL: You may cast your vote by completing, signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If you have any questions or require further assistance in voting your shares, please contact our proxy solicitation agent Alliance Advisors toll-free at 888-991-1292.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

Thank you very much for your support and for taking the time to vote your shares.

Sincerely,

ChipMOS TECHNOLOGIES (Bermuda) LTD.

IF YOU HAVE RECENTLY MAILED YOUR PROXY CARD OR CAST YOUR VOTE BY PHONE OR INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.